June 26, 2006

Nili Shah
Tracey McKoy
Melissa Rocha
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

RE:  Western Power and Equipment Corp.
     Form 10-K for the Fiscal Year Ended July 31, 2005
     Filed September 28, 2005
     File No. 0-26230

Commissioners:

This letter will serve as our response to your letter of inquiry dated June 21, 2006 regarding the document referred to above and filed with United States Securities and Exchange Commission (hereinafter referred to as the "SEC") by Western Power & Equipment Corp (hereinafter referred to as the "Company" or "Western Power" or "WPEC").

Form 10-K For the Year Ended July 31, 2005
------------------------------------------

1.) We note your response to our comment three which indicates that you have accounted for the fair value of the warrants issued with your convertible debt as a component of equity. Your response did not address how you considered SFAS 133 and EITF 00-19 in the classification of these warrants. In this regard, warrants are freestanding instruments that need to be analyzed under paragraphs 6-9 of SFAS 133 in order to determine if they meet the definition of a derivative and analyzed under EITF 00-19 to determine classification. Please provide this analysis for all warrants issued with your convertible debt.

RESPONSE -
--------

The Company analyzed the provisions of SFAS 133, paragraphs 6-9 and EITF 00-19, paragraphs 12-32, to determine the classification of the warrants issued with the convertible debt. As discussed in our previous response letter, since the terms of the warrant instrument comply with all of the provisions in EITF 00-19, paragraphs 12 through 32, they were classified as equity and excluded from the scope of SFAS 133 pursuant to paragraph 11a. According to SFAS 133, paragraph 11a, notwithstanding the conditions of paragraph 6-10, the reporting entity shall not consider contracts issued or held by a reporting entity that are both indexed to its own stock and classified as stockholders equity to be a derivative instrument.

The Company analyzed the conditions of EITF 00-19 (paragraphs 12 through 32) and determined they meet all of the requirements for equity classification. These conditions are as follows:

     o    The Contract permits the Company to settle in unregistered shares.

     o The Company has a sufficient authorized and unissued number of shares to settle the contract after considering all other commitments.

     o The Contract contains an explicit limit on the number of shares to be delivered in share settlement.

     o There are no cash payments to the counterparty in the event the Company fails to make timely filings with the SEC (other than liquidating damages which is accounted for under EITF 05-04 View C).

     o There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with a full return.

     o    The contract requires no net-cash settlement alternatives.

     o There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

     o There is no requirement in the contract to post collateral at any point or for any reason.

Based on the above analyses the warrants were classified as a component of equity.

2.) We further note in your response that the warrant contract permits the Company to settle in unregistered shares, however, because these warrants were registered in the Form S-1 filed July 22, 2005, it would appear that you are required to deliver registered shares upon exercise of the warrants. Tell us how you considered paragraphs 17 and 18 of EITF 00-19 with regards to these warrants and how you determine that liability classification was not appropriate.

RESPONSE -
--------

Notwithstanding the requirements to register the warrants in accordance with the provisions of the Registration Rights Agreement, the Warrant Agreement according to SEC counsel, expressly permits the Company to issue and deliver unregistered shares for the exercise of warrants. Accordingly, EITF paragraphs, 17 and 18 are not applicable and not relevant. The warrants were therefore classified as a component of equity. The separate requirements and detailed provisions of the Registration Rights Agreement were discussed in our previous response letter.

Please call the undersigned at (360)-253-2346 with any comments or questions regarding the Company's responses to your inquiries.


Sincerely,

Mark J. Wright
Vice President of Finance
Western Power & Equipment Corp

Attachment (Letter from Legal Counsel)

cc:  C. Dean McLain, President & CEO
     Western Power & Equipment Corp
     Mitchell Watt, Partner
     Marcum & Kliegman LLP
     Arthur Marcus, Legal Counsel
     Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP